SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                             Enron South America LLC
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp. ("Enron"), an Oregon corporation, hereby files this form to notify the Securities and Exchange Commission that its indirect subsidiary company, Enron South America LLC ("ESA"), a Delaware limited liability company, is a foreign utility company under Section 33 of the Act.

     ESA's business address is 1400 Smith Street, Houston, Texas, 77002. ESA is wholly owned by Atlantic Commercial Finance, Inc., which is wholly owned by Enron. ESA indirectly owns interests in and operates several facilities that are not located in any state and that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power, specifically:

     (1) Through EPE - Empresa Produtora de Energia Ltda., ESA owns an interest in a 480 MW combined-cycle natural gas power plant in Brazil; and

     (2) Through Elektro Eletricidade e Servicos S.A., ESA owns an interest in an 82.025 kilometer electricity transmission and distribution system serving approximately 1.5 million consumers throughout 223 municipalities in the State of Sao Paulo and municipalities in the State of Mato Grosso do Sul, Brazil.

     A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon. PGE does not own or control any interest in ESA or its subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in such companies, and PGE is not engaged in any service contract or other relationship with ESA or its subsidiaries.


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The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 22, 2003                    ENRON CORP.
       ---------------------------


                                          By:  /s/ Raymond M. Bowen, Jr.
                                               ---------------------------------
                                               Raymond M. Bowen, Jr.
                                               Executive Vice President and
                                               Chief Financial Officer


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Exhibit A.

     State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of ENRON ASIA PACIFIC/AFRICA/CHINA LLC. Enron hereby incorporates this certification by reference.


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